

March 10, 2014

<u>Via E-mail</u>
S. Jane Bell
Chief Financial Officer
Besra Gold, Inc.
Suite 500-10 King Street East
Toronto, Ontario, Canada, M5C 1C3

> **Re:** **Besra Gold, Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2013**
> **Filed September 18, 2013**
> **Response Dated March 4, 2014**
> **File No. 000-52324**

Dear Ms. Bell:

We have reviewed your filing and response and limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2013
Item 5A. Operating Results, page 58
Operating Review, page 58

1.   We note you provide a description of how the measure "operating cash costs per ounce sold" is calculated in response to comment 1 of our letter dated February 18, 2014. Please further revise to provide the calculation of "operating cash cost per ounce sold" for each of the periods presented. Please confirm you will make this change in any amended or future filings, as appropriate, on Form 20-F, and provide us with draft disclosure of your planned changes.

Cost of sales, page 58

2.   We note your proposed disclosure on "All-in-costs" in response to comment 2 of our letter dated February 18, 2014. Please expand your disclosure to include the following:

   - How you determine the allocation of corporate administration costs and share-based payment expenses related to your operations in Vietnam;

   - A brief description of the World Gold Council ("WGC") to enhance an investor's understanding of this organization, its operations, and its role in defining the all-in sustaining cash costs non-IFRS measure. In your revised disclosure, please explicitly state that WGC is not a regulatory organization, and clarify your relationship with WGC, if any.

   Please confirm you will make this change in any amended or future filings, as appropriate, on Form 20-F, and provide us with draft disclosure of your planned changes.

Phuoc Son Gold Project, Vietnam, page 59

3.   We note your response to comment 3 of our letter dated February 18, 2014. We continue to believe you are required to provide a discussion of financial results comparing the 12 months ending June 30, 2013 with the 12 months ended June 20, 2012 as required by Item 5 of Form 20-F. In your discussion, you should highlight the variances due to different factors. Please confirm you will make this change in any amended or future filings, as appropriate, on Form 20-F, and provide us with draft disclosure of your planned changes.

Cash from Operating Activities, page 65

4.   We note your proposed disclosure in response to comment 4 of our letter dated February 18, 2014. We continue to believe you are required to provide a discussion of operating cash flows comparing the 12 months ending June 30, 2013 with the 12 months ended June 20, 2012. Please revise your discussion to provide underlying reason for the changes of your operating cash flows on a yearly basis. Please confirm you will make this change in any amended or future filings, as appropriate, on Form 20-F, and provide us with draft disclosure of your planned changes.

<u>Item 17: Financial Statements</u>

5.   We note your response to comment 5 of our letter dated February 18, 2014. We will
        not waive the three-year requirement for financial statements for the years ended
        June 30, 2013 pursuant to Item 8.A.2 of Form 20-F. Until you amend the Form 20-F
        for the year ended June 30, 2013 to include the required three-years of financial
        statements, the filing remains deficient.

        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed,
Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the
financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining